                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Banyan Strategic Land Fund II
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    06682R102
                                    ---------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                    With a copy to:
Gabriel Capital, L.P.                 Robert M. Friedman, Esq.
450 Park Avenue, Ste. 3201            Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022             919 Third Avenue
(212) 838-7200                        New York, New York 10022
                                      (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 8, 1997
                               ------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 06682R102                        Page    2    of    11      Pages
          ----------                            -------     ---------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          267,838
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
        WITH           10      SHARED DISPOSITIVE POWER
                                        267,838

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    267,838

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.2%

14       TYPE OF REPORTING PERSON*
                                    PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  06682R102                       Page    3    of     11      Pages
          -------------                         -------     ----------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                         (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          395,079
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
        WITH           10      SHARED DISPOSITIVE POWER
                                        395,079

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    395,079

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.3%

14       TYPE OF REPORTING PERSON*
                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  06682R102                       Page    4    of   11        Pages
          ---------------------                 -------     ----------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          395,079
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
        WITH           10      SHARED DISPOSITIVE POWER
                                        395,079

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    395,079

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.3%

14       TYPE OF REPORTING PERSON*
                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  06682R102                       Page    5    of     11    Pages
          ---------------------                 -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                         (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          662,917
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        662,917

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       662,917

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.6%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of July 18, 1997 (the "Schedule 13D") filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin (the "Reporting Persons") relating to the common stock (the "Common Stock") of Banyan Strategic Land Fund II (the "Issuer"). The address of the Issuer is 150 South Wacker Drive, Chicago, IL 60606. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is supplemented to add the following:

                  From August 13, 1997 through October 1, 1997, Gabriel purchased an aggregate of 61,456 shares of Common Stock at an aggregate cost of $66,937.89 using its own funds. In addition, during such time, Ariel Fund purchased an aggregate of 90,662 shares of Common Stock at an aggregate cost of $98,749.95 using its own funds. See Item 5 and Schedule I hereto.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety as follows:

                  (a) and (b) Gabriel is the beneficial owner of 267,838 shares of Common Stock, for a total beneficial ownership of 2.2% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 395,079 shares of Common Stock, for a total beneficial ownership of 3.3% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 395,079 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 395,079 shares of Common Stock, or 3.3% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 267,838 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 395,079 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 662,917 shares of Common Stock, or 5.6% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with

Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 11,940,849 outstanding shares of Common Stock of the Issuer as of September 4, 1997, as reported in the Issuer's 1997 Proxy Statement.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons in the Common Stock during the past 60 days. Except as indicated, all such trades were effected through the public markets.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GABRIEL CAPITAL, L.P.

                                By: /s/ J. Ezra Merkin
                                    ---------------------------
                                    Title:  General Partner



                                ARIEL FUND LIMITED

                                By: MEESPIERSON MANAGEMENT
                                    (CAYMAN) LIMITED

                                By: /s/ Roger H. Hanson; David Richardson
                                    -------------------------------------------
                                    Name:  Roger H. Hanson and David Richardson
                                    Title: Directors




                                    ARIEL MANAGEMENT CORP.

                                    By:/s/ J. Ezra Merkin
                                       ---------------------------
                                    Name:  J. Ezra Merkin
                                    Title: President

                                    /s/ J. Ezra Merkin
                                        ------------------------------
                                        J. EZRA MERKIN


Dated: October 7, 1997

                                   SCHEDULE I

       Purchase and Sale of Shares of Common Stock Within the Last 60 Days

                                                     Number of Shares
                                                     ----------------
                                  Aggregate
                 Price Per          Share          Ariel
  Date             Share            Amount          Fund        Gabriel
 ------           -------          --------        ------      --------
8/13/97           $0.75                600            358           242
8/14/97            0.7199            5,243          3,125         2,118
8/25/97            0.8125            1,234            735           499
8/26/97            0.8125            3,000          1,788         1,212
8/29/97            0.875               710            423           287
9/8/97             0.9375           15,000          8,940         6,060
9/11/97            0.9688              331            197           134
9/18/97            0.9688            1,000            596           404
9/19/97            1.0875          100,000         59,600        40,400
9/23/97            1.25              5,000          2,980         2,020
9/23/97            1.2368            9,500          5,662         3,838
9/23/97*           1.3438            (500)          (298)         (202)
9/29/97            1.25             10,000          5,960         4,040
10/1/97            1.1875              500            298           202

-----------------

* Sale